82-3470

RECEIVED
2005 AUG 10 A 11:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

05010335

SUPPL

4th August, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

PROCESSED
AUG 12 2005
THOMSON
FINANCIAL

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 4th August, 2005 has issued and allotted 2,09,979 Ordinary Shares of Rs.10/- each, upon exercise of 2,09,979 Options by Optionees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 4th August, 2005, the Issued and Subscribed Share Capital of the Company stands increased to Rs. 249,64,40,550/- divided into 24,96,44,055 Ordinary Shares of Rs.10/- each.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

de 8/10

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.